

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-3561

Mail Stop 3561

November 19, 2009

Mr. Nana Baffour, CEO
Midas Medici Group Holdings, Inc.
445 Park Avenue, 20th Floor
New York, New York 10022

      Re:    Midas Medici Group Holdings, Inc.
             Amendment No. 2 to Registration Statement on Form S-1
             Filed on November 3, 2009
             File No. 333-161522

Dear Mr. Baffour:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment. Feel free to call us at the telephone numbers listed at the end of this letter.

Unaudited Pro Forma Condensed Consolidated Financial Data, page 20

1. We have reviewed your response to our prior comment one noting you believe that Midas Medici Group Holdings is the accounting acquirer because the individual shareholders that are common between Midas Medici Group Holdings and Utilipoint will own 66% of the common shares after the acquisition. The would appear to be inconsistent with the guidance in FASB ASC paragraph 805-10-55-12 which states that the accounting acquirer is usually the <u>entity</u> whose

owners as a group received the largest portion of the voting rights.  Based on your response it appears that the Utilipoint shareholders (the entity) as a group received 58.4% of the common shares issued and outstanding of Midas Medici Group Holdings.  In addition, the accounting acquirer is the usually the entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity which would once again point to Utilipoint since they own 58.4%.  Based upon the fact that Utilipoint received a majority of the outstanding common shares and is the larger entity as Midas Medici Group Holdings was only a shell company, it would appear that Utilipoint is the accounting acquirer resulting in a recapitalization of Midas Medici Group Holdings.  Please revise or provide us with your step-by-step analysis supporting your position under SFAS 141(R).

Financial Statements
General

2. Please note the updating requirements for the financial statements as set forth in Article 8-08 of Regulation S-X, and provide a currently dated consent from the independent accountants in any amendment.

Exhibits

3. We note that Exhibit 10.22, the Revolving Loan Agreement among Midas Medici Group Holdings, UtiliPoint International, Inc. and Proficio Bank, is incomplete as Exhibits A and B thereto are missing.  Please file the two exhibits.


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Closing Comments

As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Blaise Rhodes at (202) 551-3774.  Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326 or to David Link, who supervised the review of your filing, at (202) 551-3356.

Sincerely,

John Reynolds
Assistant Director

cc:     Thomas A. Rose, Esq.
        Fax: (212) 930-9725